Filed Pursuant to Rule 433 of Securities Act of 1933

Issuer Free Writing Prospectus dated November 20, 2018

Relating to Preliminary Prospectus dated November 8, 2018

Registration No. 333-223090

Taiwan Liposome Company, Ltd.

This free writing prospectus relates to the public offering of American Depositary Shares (“ADSs”), each representing two common shares of Taiwan Liposome Company, Ltd., and should be read together with the preliminary prospectus dated November 8, 2018 (the “Preliminary Prospectus”) that was included in Amendment No. 4 to the Registration Statement on Form F-1 relating to this offering of ADSs. The Preliminary Prospectus can be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1722890/000119312518322726/d485869df1a.htm

The following information supplements and updates the information contained in the Preliminary Prospectus.

Assumed initial public offering price:	On November 20, 2018, the last reported sale price of our common shares on the Taipei Exchange was NT$99.50 per share, or approximately $3.24 per share, equivalent to a price of $6.48 per ADS, based on an exchange rate of NT$30.80 to $1.00.

ADSs offered by us:	3,750,000 ADSs

Over-allotment option:	We have granted the underwriters an option, exercisable at any time through and until one day before the closing date of this offering, to purchase up to an additional 562,500 ADSs from us at the closing, solely to cover over-allotments, if any.

Use of Proceeds:	We estimate that the net proceeds from the sale of 3,750,000 ADSs in this offering will be approximately $19.4 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, based on the assumed initial public offering price of $6.48 per ADS. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds to us from this offering will be approximately $22.8 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our financial flexibility and create a public market in the United States for our securities. Each product candidate within the BioSeizer platform and the NanoX platform shares technology and equipment, as well as manufacturing expenses, with the other product candidates in the same platform. As a result, we currently expect to use the net proceeds from this offering as follows:

•  approximately $13 million to fund product candidates in our BioSeizer technology platform, including (1) advancing TLC590 through a Phase I/II clinical trial in patients with inguinal hernia and beginning a Phase II clinical trial in patients with bunionectomy in TLC590, (2) beginning two pivotal trials in patients with OA pain for TLC599 and (3) continuing a Phase II clinical trial for TLC399;

• approximately $2 million to fund product candidates in our NanoX technology platform, including continuing an adult Phase I/II clinical trial of TLC178; and

•  the remaining proceeds, if any, to fund working capital and other general corporate purposes, which may include the hiring of additional personnel, capital expenditures and the costs of operating as a public company.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and prevailing business conditions, which could change in the future as our plans and prevailing business conditions evolve. Predicting the cost necessary to develop product candidates can be difficult and the amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development, the status of and results from clinical trials, any collaborations that we may enter into with third parties for our product candidates and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Based on our planned use of the net proceeds from this offering and our existing cash and cash equivalents, we estimate that such funds will be sufficient to fund our operations and capital expenditure requirements for at least the next 12 months. In particular, we estimate that such funds, together with such cash on hand, will be sufficient to enable us to begin late stage or pivotal trial enrollment for each of our four lead product candidates, TLC599, TLC399, TLC590 and TLC178. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Regardless, we will require additional capital beyond this offering in order to complete pivotal clinical trials of, file for regulatory approval for, or commercialize any of our product candidates. While we anticipate seeking additional capital in the future through further equity offerings and/or debt borrowings, or through collaboration agreements, strategic alliances, licensing arrangements or marketing and distribution arrangements, we cannot guarantee that we will be able to raise additional capital on reasonable terms or at all.

Until we receive future funding, we intend to delay our plans to conduct a Phase I/II clinical trial for TLC178 in pediatric RMS. We may not procure such funding in the future or our business plans may change, in which case we may decide to not conduct this trial.

Directed Shares:	Substantially all of the ADSs offered by us for sale are being offered at the initial public offering price to certain prospective purchasers identified by us. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including for certain losses relating to the failure by any of these prospective purchasers to purchase any shares that are allocated to them in the offering.

Taiwan Liposome Company, Ltd. has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents Taiwan Liposome Company, Ltd. has filed with the SEC for more complete information about Taiwan Liposome Company, Ltd. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the preliminary prospectus may be obtained from Cantor Fitzgerald & Co., Attention: Capital Markets, 499 Park Avenue, 6th Floor New York, New York 10022; Email: prospectus@cantor.com.

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